	2300 N Street, N.W. Washington, DC.C. 20037-1128	Tel 202.663.8000 FAX 202.663.8007 www.pillsburylaw.com

May 15, 2006
Jeffrey B. Grill
202.663.9201
jeffrey.grill@pillsburylaw.com
By Facsimile
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Linda Van Doorn Senior Assistant Chief Accountant Karen J. Garnett Assistant Director

Re:	Crescent Real Estate Equities Limited Partnership
Form 10-K (File No. 333-42293) for Year Ended December 31, 2005
Crescent Real Estate Equities Company
Form 10-K (File No. 001-13038) for the Year Ended December 31, 2005
Response to Staff Comments of May 1, 2006
Ladies and Gentlemen:
     On behalf of Crescent Real Estate Equities Limited Partnership (the “Partnership”) and Crescent Real Estate Equities Company (the “Company”), we are submitting this letter in response to the comments contained in the Staff’s letter of May 1, 2006, regarding the Partnership’s and the Company’s Forms 10-K for the year ended December 31, 2005.
     In order to facilitate the Staff’s review of this letter, we have included the text of the Staff’s comments in its letter of May 1, 2006, and the order of the responses corresponds to the order of the Staff’s comments and follows the same numbering.
Forms 10-K
Financial Statements and Note
Note 3 — Segment Reporting. pages 89 — 92
1.	We have read and considered your response to comment 1. We note that you believe the gain on the sale of Five Houston Center should be included in FFO since it is a development operating property. From your 2004 Form

Division of Corporation Finance
May 15, 2006

10-K, we note that Five Houston Center was completed in 2002 and had an economic occupancy rate of 94.9% as of December 31, 2004. It appears that Five Houston Center would be considered a depreciable operating property , regardless of whether it was developed or acquired. Give than FFO only allows the inclusion of gains on the sale of undepreciated operating property and excludes gains on sale of depreciated operating property, it remains unclear of how you determined that the inclusion of the gain on the sale of Five Houston Center is in accordance with NAREIT’s FFO definition as you have previously defined.
     As the Company and the Partnership previously have indicated, their presentation of FFO was based on the belief that Five Houston Center should be considered a development operating property despite that fact that depreciation had been taken on the property. Based on the staff’s comments and further consideration, however, the Company and the Partnership have accepted the staff’s comment and have determined to revise their calculations of FFO to exclude gains on sale of depreciated operating properties such as Five Houston Center.
     In response to this comment, the Company and the Partnership will present the revised computation of 2005 FFO and will indicate the basis for the change in 2005 FFO in connection with any references to 2005 FFO in their future filings, press releases or presentations. The Partnership also will file an amendment to its registration statement on Form 10 shortly.

As requested by the Staff, we are providing the following acknowledgements:
•	the Partnership and the Company are responsible for the adequacy and accuracy of the disclosure in their respective filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
May 15, 2006

     Thank you for your consideration of these matters. If you have any questions relating to this supplemental letter, I can be reached by telephone at 202.663.9201, by facsimile at 202.663.9203 (or 202.663.8007), or by e-mail at jeffrey.grill@pillsburylaw.com.
     Thank you very much for your prompt attention to this matter.

Sincerely,
/s/ Jeffrey B. Grill

Jeffrey B. Grill

cc:	David H. Roberts, Staff Attorney Yolanda Crittendon, Staff Accountant Jerry R. Crenshaw, Managing Director and Chief Financial Officer Suzanne Stevens, Senior Vice President and Controller